UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 21, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Warnaco Group, Inc.

File No. 001-10857 - CF#28019

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Warnaco Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 29, 2012.

Based on representations by Warnaco Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.91	through February 28, 2022
Exhibit 10.92	through February 28, 2022
Exhibit 10.93	through February 28, 2022
Exhibit 10.94	through February 28, 2022
Exhibit 10.95	through February 28, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel